SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)

                            FIRSTSPARTAN FINANCIAL CORP.
                            ----------------------------
                                  (Name of Issuer)

                                    Common Stock
                      ---------------------------------------
                           (Title of Class of Securities)


                                    337931 10 9
                               ----------------------
                                   (CUSIP Number)

Check the following box if a fee is being paid with this statement.

                                 [ ]


(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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                                                           Page 2 of 5 Pages

1.     Name of Reporting Person:

       First Federal Savings and Loan Association of Spartanburg Employee Stock Ownership Plan and Trust ("ESOP)


       S.S. or I.R.S. Identification No. of above person:

       56-2015272


2.     Check the appropriate box if a member of a group*

             (a) [X]

             (b) [ ]


3.     SEC USE ONLY


4.     Citizenship or Place of Organization:

       State of South Carolina


Number of Shares Beneficially Owned by Each Reporting Person with:

5.     Sole Voting Power:                                              354,430

6.     Shared Voting Power:                                              --

7.     Sole Dispositive Power:                                         354,430

8.     Shared Dispositive Power:                                         --

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       354,430


10.    Check Box if the Aggregate Amount in Row (9) excludes Certain
       Shares*

             [ ]


11.    Percent of Class Represented by Amount in Row 9:                   8.0%


12.    Type of Reporting Person*:  EP


                                  *SEE INSTRUCTION

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                                                           Page 3 of 5 Pages

                         Securities and Exchange Commission
                               Washington, D.C.  20549


Item 1(a).      Name of Issuer.

       FirstSpartan Financial Corp.


Item 1(b).      Address of Issuer's Principal Executive Offices.

       380 E. Main Street
       Spartanburg, South Carolina  29302


Item 2(a).      Name of Person Filing.

       FirstSpartan Financial Corp. Employee Stock Ownership Plan and Trust.


Item 2(b).      Address of Principal Business Office.

       Same as Item 1(b).


Item 2(c).      Citizenship.

       See Row 4 of page 2.


Item 2(d).      Title of Class of Securities.

       Common Stock, $.01 par value per share.


Item 2(e).      CUSIP Number.

       See the cover page.


Item 3.         The person filing is an:

       Employee Benefit Plan which is subject to the provisions of the Employee Income Security Act of 1974, as amended.

       This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.

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                                                           Page 4 of 5 Pages

Item 4.      Ownership.

       (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page.

       (b) Percent of Class: See Row 11 of the second part of the cover page.

       (c)   See Rows 5, 6, 7, and 8 of the second part of the cover page.


Item 5.      Ownership of Five Percent or Less of A Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

             [ ]


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

       Pursuant to Section 8.4 of the ESOP plan document, First Federal Savings and Loan Association of Spartanburg has the power to direct the persons who receive dividends on shares held in the plan trust.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.


Item 8.      Identification and Classification of Members of the Group.

       This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.


Item 9.      Notice of Dissolution of Group.

       Not applicable.

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                                                           Page 5 of 5 Pages

Item 10.     Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF SPARTANBURG
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:    /s/ Billy L. Painter
       -------------------------------------------
       First Federal Savings and Loan Association
        of Spartanburg as Plan Administrator
       Billy L. Painter
       President


Date:  February 2, 1998

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Exhibit A
---------
                         Identification of Members of Group
                         ----------------------------------

       Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The Trustees share voting and dispositive power with First Federal Savings and Loan Association of Spartanburg. By the terms of the ESOP, the Trustees vote stock allocated to participant accounts as directed by participants. As of the date of this filing, no shares have been allocated to participants. Prior to the initial allocation, all shares will be voted by the Trustees in their discretion (subject to their fiduciary responsibilities under the Employee Retirement Income Security Act of 1974, as amended). Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the Trustees in the same proportion as shares for which directions are received, subject to their fiduciary responsibilities. Investment direction is exercised by the Trustees, subject to their fiduciary responsibilities.

       The Trustees and their beneficial ownership of shares of common stock of the issuer, exclusive of responsibilities as a Trustee, are as follows (such ownership being disregarded in reporting the ESOP's ownership within this Schedule 13G):

                             Direct Beneficial        Beneficial Ownership
      Name                       Ownership            As ESOP Participant (1)
      ----                       ---------             -------------------

Robert R. Odom                    8,000                        N/A

Robert L. Handell                 6,250                        N/A

E. Lea Salter                     7,500                        N/A

-------------------
(1)  Messrs. Odom, Handell and Salter do not participate in the ESOP.

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